September 28, 2007
VIA EDGAR
Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-0404
USA

Re:	Comment Letter of August 30, 2007 (File No. 1-14970)
Dear Mr. Babula:
     We refer to the comment letter, dated August 30, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ending December 31, 2006 (the “2006 Form 20-F”) of Enel S.p.A. (“Enel” or “the Company”).
     This letter sets forth Enel’s responses to each of the Staff’s comments contained in the Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence.
     For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.
ENEL–Società per Azioni Form 20-F for the year ended December 31, 2006
23. Net Income and Shareholders’ Equity in Accordance with U.S. GAAP, page F-78
(d) Stock option compensation cost, page F-101
1.	Please revise your filing to include the minimum disclosures required by SFAS no. 123(r). In this regard, please see paragraphs A240 and A241 of Statement no. 123(r).

September 28, 2007

Enel Response:

We respectfully inform the Staff supplementally that we have reviewed the guidance cited by the Staff in its comment in detail, and believe that a large majority of the minimum disclosures required by paragraphs A240 and A241 of Statement no. 123(r) and applicable to Enel’s share-based compensation plans are included in the 2006 Form 20-F (or can easily be derived from the information provided). We acknowledge, however, that not all such disclosures appear in the Note to the Consolidated Financial Statements referenced in the Staff’s comment.

In particular, we refer the Staff to the stock option-related disclosures appearing in the Consolidated Statement of Changes in Shareholders’ Equity on page F-5 of the 2006 Form 20-F and the Notes to the Consolidated Financial Statements appearing on pages F-18, F-74, F-75, F-76, F-78, F-101 and F-102. We also note that a number of the minimum disclosures identified in the relevant accounting standards are not applicable to our share-based compensation plans, due to the structure of such plans. In particular, our plans do not provide for any post-vesting restrictions, nor have they been subject to significant modifications or design changes during the period covered by the 2006 Form 20-F. Nor have we paid any share-based liabilities, realized any tax benefit or capitalized any compensation cost as part of the cost of an asset during such period. We also note that we have provided investors with a textual description of the details of our share-based compensation plans in the Item 10 disclosure appearing on pages 150 through 153.

As regards the small number of technically required disclosures that are applicable to our plans but do not appear in the 2006 Form 20-F, we respectfully inform the Staff supplementally that we very strongly believe that none of these omitted disclosures (either individually or in the aggregate) are material to our financial statements or to an investor’s evaluation of our securities, particularly given the relatively limited significance of share-based payments to the Company.

We will comply with the Staff’s comment by including all of the minimum disclosures required by paragraphs A240 and A241 of Statement no. 123(r) in a single note to the Consolidated Financial Statements appearing in our Annual Report on Form 20-F for the fiscal year ending December 31, 2007 and all future filings.
25. Subsequent Events (unaudited), page F-102
2.	We note your disclosure of several significant events and transactions occurring subsequent to your balance sheet date including the acquisition of almost 10% of Endesa’s shares for €4,162.2 million on February 27, 2007 which was followed

September 28, 2007

by numerous other transactions culminating in a proposed tender offer for all of the shares. Further, you disclose the Board voted in April 2007 to get a line of credit for €35 billion and approved other measures to restructure your debt. In this regard, it is not evident that your auditors’ assumed responsibility for reviewing transactions and events occurring after the balance sheet date through the date of their report on June 28, 2007. Please advise or revise to remove “unaudited”. See AU sec. 560, Subsequent Events and AU sec. 530, Dating of Independent Auditors’ Report.

Enel Response:

Enel respectfully informs the Staff supplementally that we have discussed the Staff’s comment with KPMG S.p.A. (“KPMG”), our independent public accounting firm.

KPMG has confirmed to us that they conducted their audit of subsequent events in accordance with PCAOB standards and all of the guidance provided by AU sec. 560 prior to the issuance of their auditor’s report dated June 28, 2007, included in Enel’s 2006 Form 20-F and that accordingly the removal, if any, of the word “unaudited” from the heading of Note (25) “Subsequent events” would not impact the dating of their auditor’s report.
*     *     *     *     *
In accordance with the Staff’s request, Enel acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *
     We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

September 28, 2007

     If you have questions on this letter or need further assistance, please do not hesitate to call me at +39-06-830-526-68, our U.S. securities law counsel Michael J. Volkovitsch of Cleary Gottlieb at +39-02-726-082-10.
Sincerely,
Luigi Ferraris

cc:	Dott. Fulvio Conti, Enel S.p.A.
Dott. Claudio Machetti, Enel S.p.A.
Dott. Andrea Angelino, Enel S.p.A.
KPMG S.p.A.
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

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